Condensed Consolidated Interim
Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		June 30, 2022	December 31, 2021
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$723,341	$947,230
Amounts receivable		62,188	76,841
Inventories	6	242,612	221,220
Other current assets	19	24,743	25,802
		1,052,884	1,271,093

Property, plant and equipment	7	1,428,991	1,272,091
Deferred income tax assets	14	86,126	101,300
Other non-current assets	8,19	40,441	32,084
		1,555,558	1,405,475
Total assets		$2,608,442	$2,676,568

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$149,880	$186,820
Income tax payable		3,215	25,253
Other current liabilities	19	17,620	15,281
		170,715	227,354

Deferred income tax liabilities	14	37,139	54,861
Provision for reclamation	11	233,592	331,312
Other non-current liabilities	8,19	48,175	19,425
		318,906	405,598
Shareholders' equity
Share capital	15	986,942	984,095
Contributed surplus		31,139	30,809
Accumulated other comprehensive income		16,556	6,829
Retained earnings		1,084,184	1,021,883
		2,118,821	2,043,616
Total liabilities and shareholders' equity		$2,608,442	$2,676,568
Commitments and contingencies (note 17)
Subsequent events (notes 5, 15 and 22)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of (Loss) Earnings and Comprehensive Income (Loss)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of United States dollars)		2022	2021	2022	2021
	Notes
Revenue	9	$167,654	$202,264	$462,877	$428,498

Cost of sales
Production costs		140,351	112,683	284,576	234,050
Depreciation, depletion and amortization		27,939	24,656	65,428	59,048
(Loss) earnings from mine operations		(636)	64,925	112,873	135,400

Exploration and development costs		13,449	8,760	21,609	12,222
Corporate administration	10	11,511	5,848	23,789	10,795
Care and maintenance expense		7,805	6,402	14,564	12,834
Reclamation (recovery) expense	11	(40,910)	10,825	(82,874)	(42)
Other operating expenses	12	3,626	4,138	7,120	7,765
Earnings from operations		3,883	28,952	128,665	91,826

Gain on sale of Greenstone Partnership	21	—	—	—	(72,274)
Other non-operating expenses	13	1,262	4,710	6,585	7,092
Finance costs		2,680	1,580	3,572	3,307
(Loss) earnings before income tax		(59)	22,662	118,508	153,701
Income tax expense (recovery)	14	2,590	(10,385)	31,757	9,215
Net (loss) earnings from continuing operations		(2,649)	33,047	86,751	144,486
Net loss from discontinued operations	5	—	(884,705)	—	(828,717)
Net (loss) earnings		$(2,649)	$(851,658)	$86,751	$(684,231)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to earnings:
Net gain on translation of foreign operation		$—	$—	$—	$31
Net gain (loss) on derivative instruments	19	11,482	(4,218)	9,727	(5,896)
Other comprehensive income (loss)		11,482	(4,218)	9,727	(5,865)
Total comprehensive income (loss)		$8,833	$(855,876)	$96,478	$(690,096)

(Loss) earnings per share - continuing operations:
Basic	15	$(0.01)	$0.11	$0.29	$0.49
Diluted	15	$(0.01)	$0.10	$0.28	$0.47
(Loss) earnings per share:
Basic	15	$(0.01)	$(2.87)	$0.29	$(2.31)
Diluted	15	$(0.01)	$(2.87)	$0.28	$(2.31)

Cash dividends declared per common share (C$)	15	$0.07	$0.05	$0.14	$0.10
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net (loss) earnings from continuing operations		$(2,649)	$33,047	$86,751	$144,486

Adjustments:
Depreciation, depletion and amortization		29,204	26,192	67,997	62,068
Reclamation (recovery) expense	11	(40,910)	10,825	(82,874)	(42)
Share-based compensation		(514)	474	1,767	(2,642)
Finance costs		2,682	1,580	3,572	3,307
Inventory impairment	6	2,342	—	2,342	—
Income tax expense (recovery)	14	2,590	(10,385)	31,757	9,215
Income taxes paid		(28,943)	(1,731)	(53,366)	(2,756)
Gain on sale of Greenstone Partnership	21	—	—	—	(72,274)
Other		(168)	(70)	(1,199)	2,295
		(36,366)	59,932	56,747	143,657
Changes in working capital	16	32,893	369	(31,936)	3,071
Cash (used in) provided by operating activities from continuing operations		(3,473)	60,301	24,811	146,728
Cash provided by operating activities from discontinued operations		—	77,132	—	143,853
Cash (used in) provided by operating activities		(3,473)	137,433	24,811	290,581

Investing activities
Property, plant and equipment additions		(27,747)	(29,574)	(46,905)	(47,967)
Acquisition of Goldfield Project	4	—	—	(176,737)	—
Proceeds from sale of Greenstone Partnership	21	—	—	—	210,291
Proceeds from disposition of property, plant and equipment		120	—	2,025	—
Decrease in other assets		—	1,356	—	3,579
Cash (used in) provided by investing activities from continuing operations		(27,627)	(28,218)	(221,617)	165,903
Cash used in investing activities from discontinued operations		—	(27,432)	—	(96,081)
Cash (used in) provided by investing activities		(27,627)	(55,650)	(221,617)	69,822

Financing activities
Dividends paid	15	(12,178)	(20,880)	(24,450)	(20,880)
Payment of borrowing costs		(499)	(914)	(1,122)	(1,605)
Repayment of lease obligations		(1,743)	(953)	(3,456)	(3,336)
Proceeds from common shares issued		425	606	1,945	3,113
Cash used in financing activities		(13,995)	(22,141)	(27,083)	(22,708)
(Decrease) increase in cash during the period		(45,095)	59,642	(223,889)	337,695
Cash at beginning of the period		768,436	823,233	947,230	545,180
Cash at end of the period		$723,341	$882,875	$723,341	$882,875
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 2022	297,064,750	$984,095	$30,809	$6,829	$1,021,883	$2,043,616
Net earnings	—	—	—	—	86,751	86,751
Other comprehensive income	—	—	—	9,727	—	9,727
Transactions with shareholders:
Share-based compensation expense	—	—	1,143	—	—	1,143
Issued on exercise of stock options	302,701	2,110	(583)	—	—	1,527
Issued under the employee share purchase plan	55,853	483	—	—	—	483
Issued on redemption of restricted share units	32,749	254	(230)	—	—	24
Dividends declared and paid (C$0.14 per share)	—	—	—	—	(24,450)	(24,450)
Balance at June 30, 2022	297,456,053	$986,942	$31,139	$16,556	$1,084,184	$2,118,821

Balance at January 1, 2021	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018
Net loss	—	—	—	—	(684,231)	(684,231)
Other comprehensive loss	—	—	—	(5,865)	—	(5,865)
Transactions with owners:
Share-based compensation expense	—	—	2,655	—	—	2,655
Issued on exercise of stock options	580,084	4,258	(1,145)	—	—	3,113
Issued under the employee share purchase plan	64,828	643	—	—	—	643
Issued on redemption of restricted share units	242,287	1,635	(1,203)	—	—	432
Dividends declared and paid (C$0.10 per share)	—	—	—	—	(20,880)	(20,880)
Balance at June 30, 2021	296,715,105	$981,658	$30,908	$5,735	$743,584	$1,761,885
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standard (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.
These financial statements were authorized for issuance by the Board of Directors of the Company on August 9, 2022.
3. Accounting policies

These interim financial statements have been prepared using accounting policies consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021. During the six months ended June 30, 2022, the accounting policy summarized below was applied to the acquisition of Goldfield Project.

IFRS 3, Business Combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a signed identifiable asset or group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. Any contingent or deferred consideration is measured at fair value at the date of acquisition.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company adopted the following amendments to accounting standards, effective January 1, 2022:

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment (“IAS 16”), to prohibit the crediting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use.

The Company adopted the revision to IAS 16 when it became effective on January 1, 2022 with no impact on its historical accounting.

New standards and amendments issued but not yet effective or adopted are described below:

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2023.

Comparative figures

Certain comparative figures in the interim financial statements have been reclassified from statements previously presented to conform to the presentation of these interim financial statements as at and for the three and six months ended June 30, 2022 and 2021.

4. Acquisition of Goldfield Project

On February 25, 2022, the Company completed the acquisition of Gemfield Resources LLC (“Gemfield”), owner of Goldfield Project in Nevada, USA, from Waterton Nevada Splitter, LLC (“Waterton”). Management determined that the assets and processes acquired do not constitute a business and therefore accounted for the transaction as an asset acquisition.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:

Cash consideration(1)	$176,737
Deferred milestone payment, measured at the fair value on the acquisition date(2)	30,054
Total purchase consideration	$206,791
(1)Includes a reimbursement of $1.7 million incurred by the seller for the construction of a water supply infrastructure.
(2)The milestone payment shall become payable upon the earlier of (i) the date that is 18 months following closing, (ii) Centerra making a construction decision with respect to the project and (iii) a change of control event. At the option of the Company, the deferred milestone payment is payable in cash or common shares of the Company.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

Other current assets	$64
Property, plant and equipment	205,957
Other non-current assets	1,200
Accounts payable	(153)
Provision for reclamation	(277)
Total assets acquired, net of liabilities assumed	$206,791

The Company incurred acquisition-related costs of $2.3 million which were separately capitalized to the property, plant and equipment acquired.

5. Discontinued operation

Loss of control of the Kumtor Mine

On May 6, 2021, the Kyrgyz Republic Parliament passed a temporary management law that allowed the Kyrgyz Republic, in certain circumstances, to assume management authority over Kumtor Gold Company CJSC (“KGC”), the Company’s wholly-owned subsidiary that owns the Kumtor Mine. Subsequently, as a result of several coordinated actions, the Kyrgyz Republic seized the Kumtor Mine on May 15, 2021 and appointed an external manager to direct the day-to-day activities of the mine, including production and sale of metals (i.e., the “loss of control event”).

On May 14, 2021, the Company initiated binding international arbitration proceedings against the Kyrgyz Republic to enforce its rights under the longstanding agreements governing the Kumtor Mine. Furthermore, on June 1, 2021, the Company’s two wholly-owned subsidiaries, KGC and Kumtor Operating Company CJSC (“KOC”), filed for protection under Chapter 11 of the Federal US Bankruptcy Code in the Southern District of New York.

While the Company remained the legal owner of KGC and KOC, the Company concluded in the second quarter of 2021 that it had lost control of the Kumtor Mine because it could not effectively exercise power over the relevant activities related to the mine and was no longer exposed to variable returns, nor could it affect the returns of the mine through its managerial involvement. As a result of the loss of control event, the Company deconsolidated the subsidiary, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. The Company deemed the loss of control a significant event and concluded that the Kumtor Mine should be treated as a discontinued operation. Consequently, all amounts related to the Kumtor Mine were classified as a discontinued operation in both the comparative periods in the condensed consolidated interim statements of (loss) earnings and comprehensive (loss) income and condensed consolidated interim statements of cash flows and the associated notes to the interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The net earnings from discontinued operations from the Kumtor Mine, which include the results of operating activities while it was under the Company’s control up to May 15, 2021, for the period ended June 30, 2022 and 2021 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue	$—	$88,540	$—	$264,159
Cost of sales
Production costs	—	24,262	—	72,613
Depreciation	—	19,449	—	57,912
Earnings from mine operations	—	44,829	—	133,634
Revenue-based taxes	—	12,397	—	36,984
Exploration and development costs	—	2,974	—	8,826
Other operating expenses	—	1,159	—	3,380
Loss on the change of control of the Kumtor Mine	—	926,350	—	926,350
Earnings from operations	—	(898,051)	—	(841,906)
Other non-operating expenses	—	(13,409)	—	(13,290)
Finance costs	—	63	—	101
Net earnings before income tax	$—	$(884,705)	$—	$(828,717)
Net earnings from discontinued operations	$—	$(884,705)	$—	$(828,717)

Since the Company’s participation in the future cash flows of the Kumtor Mine was uncertain at the time when the control was lost, no value was ascribed to the Company’s interest in KGC. The Company assessed that there was no change in circumstances that would justify the remeasurement of its interest in KGC as at June 30, 2022.
On April 4, 2022, Centerra entered into a global arrangement agreement (the “Arrangement Agreement”) with, among others, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra’s ownership of KGC (and consequently the Kumtor Mine), the purchase for cancellation by Centerra of Kyrgyzaltyn’s Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of disputes among the parties (together with all other transactions contemplated by the Arrangement Agreement, the “Transaction”). The Arrangement Agreement included the following provisions, among other things:
•Kyrgyzaltyn transferring to Centerra all of its 77.4 million Centerra common shares for cancellation, representing an approximate 26.0% equity interest in Centerra, for an aggregate purchase price of approximately C$972 million (based on the closing price of C$12.56 per Centerra common share on the TSX on April 1, 2022). In satisfaction of the purchase price for the Centerra common shares owned by Kyrgyzaltyn, Kyrgyzaltyn was to receive from Centerra the 100% equity interest in its two Kyrgyz subsidiaries and, indirectly, the Kumtor Mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor Mine, including all reclamation and environmental obligations), plus a cash payment of approximately $36 million, a portion of which was to be withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn on the share exchange; and
•Centerra resolving the inter-company balance between Centerra and KGC in part by paying $50 million to KGC on closing of the Transaction and, as to the balance, by way of set-off against an offsetting dividend to be declared by KGC immediately prior to closing of the Transaction.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Arrangement Agreement included a number of conditions precedent that needed to be fulfilled by both the Company and the Kyrgyz Republic to effect the transaction and its recognition in the financial statements. As at June 30, 2022, some of these conditions precedent still remained open.
On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $86 million (a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn), among other things. The impact of closing the Arrangement Agreement and the transactions therein was not recognized in the Company’s condensed consolidated interim financial statements for the three months and six months ended June 30, 2022.
6. Inventories

	June 30, 2022	December 31, 2021
Stockpiles of ore(1)	$39,257	$30,137
Gold in-circuit(2)	31,821	8,108
Ore on leach pads	7,768	17,314
Gold doré	17	25
Copper and gold concentrate	14,750	13,702
Molybdenum inventory(3)	80,121	86,090
Total product inventories	173,734	155,376
Supplies (net of provision)(4)	68,878	65,844
Total inventories	$242,612	$221,220
(1)Includes ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand of $21.6 million (December 31, 2021 - $23.5 million).
(2)Includes the balance of $26.0 million of stored gold-in-carbon inventory at the adsorption, desorption and recovery (“ADR”) plant at the Öksüt Mine.
(3)During the six months ended June 30, 2022, impairment losses of $2.3 million (2021 - nil) were recorded within production costs to reduce the carrying value of molybdenum inventories to their net realizable value.
(4)Net of a provision for supplies inventory obsolescence of $8.4 million as at June 30, 2022 (December 31, 2021 - $8.4 million). The non-current portion of supplies inventory is included in other non-current assets (note 8).
7. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2021	$891,223	$353,189	$338,855	$102,800	$1,686,067
Balance January 1, 2022	$835,475	$354,898	$23,910	$57,808	$1,272,091
Balance June 30, 2022	$818,506	$536,505	$17,554	$56,426	$1,428,991
(1)Includes mineral properties of $208.2 million related to the acquisition of the Goldfield Project.

During the six months ended June 30, 2022, $235.4 million of additions were capitalized to PP&E, including the $208.2 million related to the acquisition of Goldfield Project and associated transaction costs (note 4). During the six months ended June 30, 2022, PP&E with a carrying value of $0.4 million was disposed.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

During the year ended December 31, 2021, $214.6 million of additions were capitalized to PP&E, inclusive of $95.7 million related to the Kumtor Mine and, as a result of the loss of control of the Kumtor Mine (note 5), assets with a net book value of $629.4 million were derecognized. During the year ended December 31, 2021, PP&E with a carrying value of $14.9 million was disposed of.
8. Other non-current assets and liabilities

	June 30, 2022	December 31, 2021
Other non-current assets
VAT receivable(1)	$755	$1,676
Non-current derivative assets(2)	10,491	2,460
Receivable from Orion (note 21)	25,000	25,000
Long-term supplies inventory	1,735	1,734
Other	2,460	1,214
Total other non-current assets	$40,441	$32,084

Other non-current liabilities
Long-term portion of lease obligations	$11,396	$14,053
Post-retirement benefits	4,509	4,382
Deferred milestone payment(3)	30,382	—
Long-term derivative liabilities(2)	1,888	990
Total other non-current liabilities	$48,175	$19,425
(1)Relates to the Öksüt Mine.
(2)Relates to the diesel, foreign exchange and copper hedging contracts (note 19).
(3)The deferred milestone payment is re-measured each period at the fair value using effective interest rate method, resulting in a difference from the original amount in the purchase price allocation related to the acquisition of the Goldfield Project (note 4).
9. Revenue
Total revenue consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Gold revenue	$58,198	$93,928	$214,423	$216,301
Copper revenue	71,439	50,408	139,679	104,413
Molybdenum revenue	66,234	45,982	124,788	85,528
Other by-product revenue(1)	4,184	4,942	7,508	9,529
Revenue from contracts with customers	$200,055	$195,260	$486,398	$415,771
Provisional pricing adjustment on concentrate sales(2)	(31,957)	(2,662)	(25,223)	(6,235)
Metal content adjustments on concentrate sales	(444)	9,666	1,702	18,962
Total revenue	$167,654	$202,264	$462,877	$428,498
(1)Includes silver, rhenium and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 33.8 million pounds of copper and 42,505 ounces of gold (June 30, 2021 - 24.6 million pounds of copper and 40,086 ounces of gold) in the concentrate shipments awaiting final pricing as at the period-end.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

10. Corporate administration

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Administration and office costs	$11,754	$5,433	$21,935	$12,842
Share-based compensation (recovery) expense(1)	(243)	415	1,854	(2,047)
Corporate administration	$11,511	$5,848	$23,789	$10,795
(1)Relates to the share-based compensation liability of $6.8 million as at June 30, 2022 (December 31, 2021 - $11.4 million).
11. Provision for reclamation
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	June 30, 2022	December 31, 2021
Balance, beginning of the period	$337,480	$352,244
Amount derecognized due to loss of control of the Kumtor Mine	—	(56,451)
Changes in estimate(1)	37,619	24,525
Changes in discount rate	(132,108)	15,057
Accretion	1,690	1,626
Liabilities settled	(749)	(470)
Foreign exchange revaluation	(2,090)	949
Balance, end of the period	$241,842	$337,480
(1)Includes the impact of higher inflation rate expectations.

Current portion of reclamation provision	$8,250	$6,168
Non-current portion of reclamation provision	233,592	331,312
Total provision for reclamation	$241,842	$337,480

Reclamation recovery for the three months ended June 30, 2022 was $40.9 million ($10.8 million expense for the three months ended June 30, 2021). The recovery was primarily attributable to the increase in the risk-free interest rates applied to discount the reclamation cash flows, which was partially offset by the short-term inflation rates applied to the reclamation cash flows at the Endako Mine and the Thompson Creek Mine. For the three months ended June 30, 2022, the risk-free interest rates used in discounting the reclamation provision were in the range of 3.1% to 3.3% at the Endako Mine and Thompson Creek Mine. For the three months ended June 30, 2021, the risk-free interest rates used in discounting the reclamation provision were in the range of 1.8% to 2.1% at the Endako Mine and Thompson Creek Mine.

Reclamation recovery for the six months ended June 30, 2022 was $82.9 million ($nil recovery for the six months ended June 30, 2021) and the increase in recovery was primarily attributable to the increase in risk-free interest rates applied to discount the reclamation cash flows, which was partially offset by the short-term inflation rates applied to the reclamation cash flows at the Endako Mine and the Thompson Creek Mine.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

12. Other operating expenses

	Three months ended June 30,			Six months ended June 30,
	2022		2021	2022	2021
Selling and marketing(1)	$3,184	$	$3,218	$6,463	$6,518
Other, net	442		920	657	1,247
Other operating expenses	$3,626	$	$4,138	$7,120	$7,765
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.
13. Other non-operating expenses

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Kumtor Mine litigation and related costs(1)	$3,179	$6,149	$9,669	$6,149
Foreign exchange (gain) loss, interest (income) expense and other	(1,917)	(1,439)	(3,084)	943
Other non-operating expenses	$1,262	$4,710	$6,585	$7,092
(1)Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by KGC and KOC, and related consulting costs.
14. Income tax expense (recovery)

The Company recognized income tax expense of $2.6 million for the three months ended June 30, 2022, comprising current income tax expense of $0.4 million and deferred income tax expense of $2.2 million, compared to income tax recovery of $10.4 million in the second quarter of 2021, comprising current income tax recovery of $0.9 million and deferred income tax recovery of $9.5 million.

The Company recognized income tax expense of $31.8 million for the six months ended June 30, 2022, comprising current income tax expense of $37.9 million and deferred income tax recovery of $6.1 million, compared to income tax expense of $9.2 million for the six months ended June 30, 2021, comprising current income tax expense of $5.4 million and deferred income tax expense of $3.8 million.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

15. Shareholders' equity
a.(Loss) earnings per share
Computation for basic and diluted (loss) earnings per share from continuing operations:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
(Loss) earnings - continuing operations	$(2,649)	$33,047	$86,751	$144,486
Dilutive impact related to the RSU plan	—	—	—	—
Dilutive impact related to PSU plan	(1,226)	(1,913)	(2,178)	(5,627)
Diluted (loss) earnings - continuing operations for diluted earnings per share	$(3,875)	$31,134	$84,573	$138,859

Basic weighted average common shares (in thousands)	297,455	296,661	297,353	296,328
Dilutive impact of stock options (in thousands)	—	818	544	962
Dilutive impact related to the RSU plan (in thousands)	—	—	737	—
Diluted weighted average common shares (in thousands)	297,455	297,479	298,634	297,290

(Loss) earnings per share - continuing operations:
Basic	$(0.01)	$0.11	$0.29	$0.49
Diluted	$(0.01)	$0.10	$0.28	$0.47

On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares (note 5).
Computation for basic and diluted net loss per share from discontinued operations:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net loss from discontinued operations	$—	$(884,705)	$—	$(828,717)
Basic weighted average common shares (in thousands)	297,455	296,661	297,353	296,328
Diluted weighted average common shares (in thousands)	297,455	297,479	298,634	297,290

Loss per share - discontinued operation:
Basic	$—	$(2.97)	$—	$(2.79)
Diluted	$—	$(2.97)	$—	$(2.79)

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Computation for basic and diluted net (loss) earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net (loss) earnings	$(2,649)	$(851,658)	$86,751	$(684,231)
Dilutive impact related to the RSU plan	—	—	—	—
Dilutive impact related to PSU plan	(1,226)	—	(2,178)	—
Diluted (loss) earnings	$(3,875)	$(851,658)	$84,573	$(684,231)

Basic weighted average common shares (in thousands)	297,455	296,661	297,353	296,328
Diluted weighted average common shares (in thousands)	297,455	296,661	298,634	296,328

(Loss) earnings per share:
Basic	$(0.01)	$(2.87)	$0.29	$(2.31)
Diluted	$(0.01)	$(2.87)	$0.28	$(2.31)
For the three months ended June 30, 2022 and 2021, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities, excluded from the calculation, are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
RSUs and stock options excluded from (loss) earnings per share from continuing operations (in thousands)	1,446	2,917	195	2,304
RSUs and stock options excluded from (loss) earnings per share (in thousands)	1,446	3,735	195	3,266
b. Dividends

On May 17, 2021, the Company announced that, as a result of the seizure of the Kumtor Mine by the Kyrgyz Republic, dividends or distributions on the Company’s common shares that would otherwise be payable to Kyrgyzaltyn, or its affiliates, would be waived and donated to the Company, to the extent such dividends or distributions could be attributed reasonably to KGC, the Kumtor Mine’s assets and operations or distributions from KGC under the 2009 Restated Shareholders’ Agreement (the “2009 RSA"). As a result, Kyrgyzaltyn did not receive any dividend paid from June 2021 to June 2022. Based on the Company’s interpretation of the 2009 RSA, the Company does not believe it had an obligation related to these amounts as of June 30, 2022, totaling $20.3 million ($19.3 million, net of withholding taxes).

On August 9, 2022, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on August 25, 2022.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

16. Supplemental disclosure
Changes in working capital

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Decrease (increase) in amounts receivable	$79,871	$(1,981)	$16,201	$(10,241)
Increase in inventory	(6,443)	(12,152)	(14,294)	(4,133)
Decrease (increase) in prepaid expenses	2,138	(4,264)	4,988	(559)
(Decrease) increase in trade creditors and accruals	(36,835)	13,548	(32,224)	12,204
(Decrease) increase in other taxes payable	(5,838)	5,218	(6,607)	5,800
Changes in working capital	$32,893	$369	$(31,936)	$3,071
17. Commitments and contingencies
Commitments
As of June 30, 2022, the Company has entered into contracts to acquire property, plant and equipment totaling $13.1 million.
Contingencies
Kumtor Mine
As a result of the loss of control event, the Company deconsolidated KGC, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost (note 5).

On May 17, 2021, the Company announced that it initiated binding arbitration against the Kyrgyz Republic to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Kyrgyz Republic accountable in the arbitration for any and all losses and damage that result from its actions against KGC and the Kumtor Mine. This claim was further amended to add Kyrgyzaltyn as a respondent.

On April 4, 2022, the Company entered into the Arrangement Agreement that was subsequently closed on July 29, 2022 (note 5). Following the closing of the Arrangement Agreement, the parties jointly moved for the arbitration proceedings to be terminated.
Mount Milligan Mine

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

18. Related party transactions
a.Kyrgyzaltyn
The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Gross gold and silver sales to Kyrgyzaltyn	$—	$88,847	$—	$265,407
Deduct: refinery and financing charges	—	(307)	—	(1,248)
Net revenue received from Kyrgyzaltyn(1)	$—	$88,540	$—	$264,159
(1)Presented in results from discontinued operations.
b.Sojitz Corporation

The Endako Mine is operated as a joint operation between the Company, holding a 75% interest, and Sojitz Corporation (“Sojitz”), a Japanese company, holding a 25% interest. The Langeloth Facility which is part of the Molybdenum BU segment sells refined molybdenum concentrate product to Sojitz.

The breakdown of the Company’s transactions in the normal course of business with Sojitz is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Sales to Sojitz	$7,402	$8,401	$9,600	$11,500
Deduct: commission charges	—	(108)	(22)	(165)
Revenue(1)	$7,402	$8,293	$9,578	$11,334
(1)Amount receivable from Sojitz as at June 30, 2022 was $2.9 million (December 31, 2021 - $2.6 million).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

19. Financial instruments
The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments, accounts payable and accrued liabilities (including share-based compensation liability), other non-current assets (including amounts receivable from Orion) and other non-current liabilities (including the deferred milestone payment to Waterton).
Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and the diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s Corporate Facility, mitigating credit risk, and on an ongoing basis, the Company monitors its derivative position exposures.

	June 30, 2022	December 31, 2021
Derivative instrument assets
Current
Foreign exchange contracts	$1,367	$7,708
Fuel contracts	6,434	3,369
Copper contracts	9,207	693
	17,008	11,770
Non-current
Foreign exchange contracts	34	550
Fuel contracts	1,302	852
Copper contracts	9,155	1,058
	10,491	2,460
Total derivative instrument assets	$27,499	$14,230

Derivative instrument liabilities
Current
Foreign exchange contracts	$2,374	$22
Royal Gold deliverables(1)	949	(590)
Copper contracts	—	3,527
	3,323	2,959
Non-current
Foreign exchange contracts	1,888	984
Fuel contracts	—	6
	1,888	990
Total derivative instrument liabilities	$5,211	$3,949
(1)Relates to Royal Gold deliverables which are gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at June 30, 2022 that are accounted for as hedges are summarized below:

		Average Strike Price				Total Position
Instrument	Unit	2022	2023	2024	Type
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$65/$71	$73/$78	N/A	Fixed	28,600
ULSD swap contracts	Barrels	$64	$79	$82	Fixed	92,600
Foreign exchange contracts
US$/C$ zero cost-collars	CAD	$1.26/$1.33	$1.25/$1.31	$1.25/$1.32	Fixed	405,000,000
US$/C$ forward contracts	CAD	$1.29	$1.27	$1.29	Fixed	273,000,000
Copper contracts
Copper zero-cost collar contracts	Pounds	$3.65/$4.78	$4.00/$4.91	$4.00/$5.06	Fixed	52,800,000
Fuel contracts
The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan operations to manage the risk associated with changes in diesel fuel prices to the cost of operations at the Mount Milligan Mine. The fuel hedge contracts are expected to settle by the end of 2024.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle by the end of 2024.
Copper contracts

The Company applies hedge accounting to copper contracts it enters to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming arrangement) to manage the risk associated with changes to the London Metal Exchange copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflow or cash outflow only when the underlying London Metal Exchange copper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle by the end of 2024. Of the total position of 52,800,000 pounds, 20,062,000 pounds are expected to settle in the second half of 2022.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below includes the effective portion of changes in the fair value of these derivatives contracts recognized in other comprehensive income (“OCI”) and the amounts reclassified to the statements of (loss) earnings:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Fair value movement of derivative financial instruments	$2,701	$(8,221)	$614	$(1,870)
Reclassified to net earnings from continuing operations	8,781	(11,620)	9,113	(21,351)
Reclassified to net loss from discontinued operations	—	15,623	—	17,325
Gain (loss) included in OCI(1)	$11,482	$(4,218)	$9,727	$(5,896)
(1)Includes tax expense of $ 3.6 million (June 30, 2021 - recovery of $2.7 million).
Non-hedge derivatives
All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold. Changes in fair value of non-hedge derivatives at each reporting date are included in the condensed consolidated interim statements of (loss) earnings as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the Royal Gold deliverables, which are included in revenue.

For the Royal Gold deliverables, the Company delivers physical gold, as well as copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including offtakers and traders (“MTM Customers”) within two days of receiving or making a final payment. If the final payment from a MTM Customer is not received or paid within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay based on the provisional invoice quantities.

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives, not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.
The non-hedge derivative instruments outstanding as at June 30, 2022 are expected to settle by the end of 2022, and are summarized as follows:

Instrument	Unit	Type	Total Position
Royal Gold deliverables
Gold forward contracts	Ounces	Float	12,904
Copper forward contracts	Pounds	Float	2,701,000

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Provisionally-priced contracts
Upon the shipment and sale of gold copper concentrate to various off-takers, the Company typically receives a payment equal to the amount in the range of 90% to 95% of the contracted value of contained metals, net of applicable treatment and refining charges while the remaining payment is not due for several months. Under the terms of these concentrate sales contracts, prices are subject to final adjustment at the end of a future period after control passes to a third party based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally priced sales are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue. Changes in fair value of provisionally priced receivables are presented in trade receivables and included in copper revenue.
The amount of trade receivables prior to mark-to-market adjustment, the mark-to-market adjustment made during the period end and the fair value of provisionally-priced receivables as at June 30, 2022 and December 31, 2021 are summarized as follows:

	June 30, 2022	December 31, 2021
Trade receivables prior to mark-to-market adjustment	$30,582	$22,883
Mark-to-market adjustment	(24,735)	5,185
Provisionally-priced trade receivables	$5,847	$28,068
As at June 30, 2022 and December 31, 2021, the Company’s net position consisted of copper and gold sales contracts awaiting final pricing summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Copper(1)	Pounds	33,785,427	26,839,507	3.71	4.46
Gold(2)	Ounces	42,505	42,495	1,807	1,830
(1)As at June 30, 2022, there were 33,785,427 pounds of copper (December 31, 2021 - 31,539,007 pounds of copper) under contracts awaiting payment in future months and 33,785,427 pounds of copper (December 31, 2021 - 26,839,507 pounds of copper) under contracts were awaiting final pricing in 2022.
(2)As at June 30, 2022, there were 84,957 ounces of gold (December 31, 2021 - 77,164 ounces of gold) under contracts awaiting payment in future months but only 42,505 ounces of gold (December 31, 2021 - 42,495 ounces of gold) under contracts were awaiting final pricing in 2022.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

c. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the condensed consolidated interim statement of financial position were as follows:

June 30, 2022
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$5,847	$—	$5,847
Marketable securities	993	—	—	993
Derivative financial instruments	—	27,499	—	27,499
	$993	$33,346	$—	$34,339

Financial liabilities
Deferred milestone payment to Waterton	$—	$30,382	$—	$30,382
Derivative financial instruments	—	5,211	—	5,211
Share-based compensation liability	6,801	—	—	6,801
	$6,801	$35,593	$—	$42,394

December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$28,068	$—	$28,068
Marketable securities	2,171	—	—	2,171
Derivative financial instruments	—	14,230	—	14,230
	$2,171	$42,298	$—	$44,469

Financial liabilities
Derivative financial instruments	$—	$3,949	$—	$3,949
Share-based compensation liability	11,444	—	—	11,444
	$11,444	$3,949	$—	$15,393
During the three and six months ended June 30, 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

20. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.
The results of mine sites or business units that have been discontinued or the Company does not operate or does not control, or for which a disposal plan has been initiated, are not reviewed on a prospective basis as they are not important for the future allocation of resources. In the second quarter of 2021, the Kumtor Mine was reclassified as a discontinued operation. The results of the Kumtor Mine are presented as part of net earnings from discontinued operations in the comparative period.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended June 30, 2022
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$—	$99,006	$68,648	$167,654	$—	$167,654
Cost of sales
Production costs	—	69,836	70,515	140,351	—	140,351
Depreciation	—	26,478	1,461	27,939	—	27,939
Earnings (loss) from mine operations	$—	$2,692	$(3,328)	$(636)	$—	$(636)
Exploration and development costs	1,237	3,095	—	4,332	9,117	13,449
Corporate administration	—	—	—	—	11,511	11,511
Care and maintenance	—	—	4,286	4,286	3,519	7,805
Reclamation recovery	—	—	(40,910)	(40,910)	—	(40,910)
Other operating expenses	215	3,036	375	3,626	—	3,626
(Loss) earnings from operations	$(1,452)	$(3,439)	$32,921	$28,030		$3,883
Other non-operating expenses					1,262	1,262
Finance costs					2,680	2,680
Loss before income tax						$(59)
Income tax expense					2,590	2,590
Net loss						$(2,649)
Additions to property, plant and equipment	$5,603	$18,259	$186	$24,048	$1,221	$25,269

Three months ended June 30, 2021
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$26,640	$128,195	$47,429	$202,264	$—	$202,264
Cost of sales
Production costs	6,699	60,260	45,724	112,683	—	112,683
Depreciation	3,376	19,760	1,520	24,656	—	24,656
Earnings from mine operations	$16,565	$48,175	$185	$64,925	$—	$64,925
Exploration and development costs	366	2,425	1	2,792	5,968	8,760
Corporate administration	—	—	—	—	5,848	5,848
Care and maintenance	—	—	3,457	3,457	2,945	6,402
Reclamation expense	—	—	10,825	10,825	—	10,825
Other operating expenses	49	3,447	649	4,145	(7)	4,138
Earnings (loss) from operations	$16,150	$42,303	$(14,747)	$43,706		$28,952
Other non-operating expenses					4,710	4,710
Finance costs					1,580	1,580
Earnings before income tax						$22,662
Income tax recovery					(10,385)	(10,385)
Net earnings from continuing operations						$33,047
Net loss from discontinued operations						(884,705)
Net loss						$(851,658)
Additions to property, plant and equipment(1)	$6,455	$22,833	$183	$29,470	$3,819	$33,289
(1)Excludes additions to property, plant and equipment related to discontinued operations of $73.4 million.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Six months ended June 30, 2022
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$101,593	$233,067	$128,217	$462,877	$—	$462,877
Cost of sales
Production costs	21,142	128,433	135,001	284,576	—	284,576
Depreciation, depletion and amortization	12,576	49,933	2,919	65,428	—	65,428
Earnings (loss) from mine operations	$67,875	$54,701	$(9,703)	$112,873	$—	$112,873
Exploration and development costs	1,678	6,509	—	8,187	13,422	21,609
Corporate administration	—	—	—	—	23,789	23,789
Care and maintenance	—	—	8,015	8,015	6,549	14,564
Reclamation recovery	—	—	(82,874)	(82,874)	—	(82,874)
Other operating expenses	215	6,082	823	7,120	—	7,120
Earnings from operations	$65,982	$42,110	$64,333	$172,425		$128,665
Other non-operating expenses					6,585	6,585
Finance costs					3,572	3,572
Earnings before income tax						$118,508
Income tax expense					31,757	31,757
Net earnings						$86,751
Additions to property, plant and equipment(1)	$5,085	$28,003	$408	$33,496	$201,949	$235,445
(1)Corporate and other includes the property, plant and equipment related to the acquisition of Goldfield Project (note 4).

Six months ended June 30, 2021
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$76,539	$263,691	$88,268	$428,498	$—	$428,498
Cost of sales
Production costs	22,816	129,364	81,870	234,050	—	234,050
Depreciation, depletion and amortization	13,103	42,685	3,260	59,048	—	59,048
Earnings from mine operations	$40,620	$91,642	$3,138	$135,400	$—	$135,400
Exploration and development costs	699	3,337	—	4,036	8,186	12,222
Corporate administration	—	—	—	—	10,795	10,795
Care and maintenance	—	—	6,698	6,698	6,136	12,834
Reclamation recovery	—	—	(42)	(42)	—	(42)
Other operating expenses	92	6,296	1,377	7,765	—	7,765
Earnings (loss) from operations	$39,829	$82,009	$(4,895)	$116,943		$91,826
Gain on sale of Greenstone Property					(72,274)	(72,274)
Other non-operating expenses					7,092	7,092
Finance costs					3,307	3,307
Earnings before income tax						$153,701
Income tax expense					9,215	9,215
Net earnings from continuing operations						144,486
Net loss from discontinued operations						(828,717)
Net loss						$(684,231)
Additions to property, plant and equipment(1)	$12,228	$34,925	$850	$48,002	$1,217	$49,219
(1)Excludes additions to property, plant and equipment related to discontinued operations of $95.7 million.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

21. Sale of Greenstone Partnership
On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Resource Partners (USA) LP (“Orion”). As a result of the closing of this transaction, the Company received cash consideration of $210.0 million, and recognized an initial gain of $72.3 million in the first quarter of 2021. Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction by the Greenstone Board. As a result, the initial contingent payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. The amount receivable from Orion was recorded in other non-current assets (note 8).

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of June 30, 2022 due to significant uncertainty associated with the Greenstone project.
22. Subsequent events

On August 9, 2022, the Company met with the Ministry of Environment, Urbanization and Climate Change (“Ministry of Environment”) and understood that it did not approve the Company’s request to use more activated carbon than is permitted in the Öksüt Mine’s environmental impact assessment (“EIA”). As a result of the foregoing, the Company decided to initiate the suspension of stacking and leaching activities and is now considering whether to continue mining and crushing activities in the current circumstances.

The Ministry of Environment also noted that while the Öksüt Mine had been in compliance with EIA limits on both mining production and crushing capacity, it had stacked more ore tonnes on the heap leach pad than had been permitted in the EIA during the years 2019, 2020 and 2021. The Company is seeking further clarification on the interpretation of these topics from the Ministry of Environment while preparing a new EIA which would clarify, among other things, the heap leach stacking capacity of the mine and the amount of activated carbon usage allowed.

The decision to suspend stacking and leaching activities at the Öksüt Mine did not have an impact on the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2022.